FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 8/4/2010

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

(352) 4661-11-3815

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing second quarter 2010 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: August 4, 2010

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Second Quarter and First Half 2010 Results

Luxembourg, August 3, 2010 – Ternium S.A. (NYSE: TX) today announced its results for the second quarter and six-month period ended June 30, 2010.

The financial and operational information contained in this press release is based on Ternium S.A.’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Second Quarter 2010 Highlights

	2Q 2010	1Q 2010		2Q 2009

Shipments (tons)	2,031,000	1,908,000	6%	1,519,000	34%
Net Sales (US$ million)	1,926.6	1,650.6	17%	1,140.3	69%
Operating Income (US$ million)	359.2	293.5	22%	(52.1)
EBITDA (US$ million)	453.2	384.8	18%	43.4	945%
EBITDA Margin (% of net sales)	23.5%	23.3%		3.8%
EBITDA per Ton, Flat & Long Steel (US$)	213	190	12%	19	991%
Net Foreign Exchange Result (US$ million)	(32.8)	101.0		219.1
Discontinued Operations Result (US$ million)	-	-		428.0
Net Income (US$ million)	230.7	245.1	-6%	584.7	-61%
Equity Holders' Net Income (US$ million)	187.6	205.2	-9%	562.8	-67%
Earnings per ADS (US$)	0.94	1.02	-9%	2.81	-67%

  EBITDA1 of US$453.2 million in the second quarter 2010, up 18% compared to the first quarter 2010, mainly due to higher EBITDA per ton and slightly higher shipments.
  Earnings per American Depositary Share (ADS)2 of US$0.94 in the second quarter 2010 compared to US$1.02 in the first quarter 2010.  The second quarter 2010 result includes a US$0.10 after-tax non-cash foreign exchange loss per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt, compared to a US$0.32 after-tax non-cash foreign exchange gain per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt in the first quarter 2010.
  Positive free cash flow3 of US$123.6 million in the second quarter 2010.
  Collection of US$263.2 million in May 2010 in connection with the transfer of the Sidor shares to Venezuela.
  Net cash position of US$0.6 billion at the end of the second quarter 2010.

1 EBITDA in the second quarter 2010 equals operating income of US$359.2 million plus depreciation and amortization of US$94.0 million.

2 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

3 Free cash flow in the second quarter 2010 equals net cash provided by operating activities of US$219.1 million less capital expenditures of US$95.5 million.

Ternium’s operating income in the second quarter 2010 was US$359.2 million, an increase of 22% from US$293.5 million in the first quarter 2010, mainly due to higher shipments and revenue per ton, partially offset by higher operating cost per ton.  Shipments increased 123,000 tons in the second quarter 2010 compared to the first quarter 2010, mainly as a result of a 106,000-ton increase in shipments in the South & Central America Region and relatively stable shipments in the North America Region.  Revenue per ton increased US$86 in the second quarter 2010 compared to the first quarter 2010, mainly due to higher average prices in all of Ternium’s regions.  The increase in average prices was partially offset by higher operating cost per ton, mainly as a result of higher raw material, maintenance and labor costs.

Operating income in the second quarter 2010 increased US$411.3 million when compared to the second quarter 2009, mainly due to higher revenue per ton, higher shipments and relatively stable average operating cost per ton.  Shipments in the second quarter 2009 were negatively affected by the global economic downturn that began in the second half of 2008.  Revenue per ton in the second quarter 2009 was also significantly affected by the global economic downturn, and only began to gradually recover in the second half of 2009.

Ternium’s net income in the second quarter 2010 was US$230.7 million, a decrease of US$14.4 million compared to the first quarter 2010, mainly due to a US$135.0 million decrease in non-cash net foreign exchange results on Ternium’s Mexican subsidiary’s US dollar denominated net debt (which was offset by changes in Ternium’s net equity position), partially offset by a US$65.7 million increase in operating income and a US$59.9 million decrease in income tax expense.

Net income in the second quarter 2010 was US$230.7 million compared to US$584.7 million in the second quarter 2009, a decrease of US$354.0 million.  Factoring into the net income decline was the fact that there were no discontinued operations results in the second quarter 2010, whereas there was a US$428.0 million discontinued operations gain in the second quarter 2009 related to the transfer of the Sidor shares to Venezuela.  The year-over-year change in net income was also driven by the above mentioned US$411.3 million increase in operating income, offset by a US$251.7 million decrease in non-cash foreign exchange results on Ternium’s Mexican subsidiary’s US dollar denominated net debt (which was offset by changes in Ternium’s net equity position), a US$51.5 million increase in income tax expense and a US$39.3 million reduction in interest income related to the transfer of the Sidor shares to Venezuela.

First Half 2010 Highlights

	1H 2010	1H 2009

Shipments (tons)	3,939,000	3,023,000	30%
Net Sales (US$ million)	3,577.2	2,314.9	55%
Operating Income (US$ million)	652.7	(78.6)
EBITDA (US$ million)	838.0	138.3	506%
EBITDA Margin (% of net sales)	23.4%	6.0%
EBITDA per Ton, Flat & Long Steel (US$)	202	37	439%
Net Foreign Exchange Result (US$ million)	68.2	58.5
Discontinued Operations Result (US$ million)	-	428.0
Net Income (US$ million)	475.8	467.7	2%
Equity Holders' Net Income (US$ million)	392.9	469.6	-16%
Earnings per ADS (US$)	1.96	2.34	-16%

  EBITDA  4 of US$838.0 million in the first half 2010, an increase of US$699.6 million compared to the first half 2009, mainly due to higher shipments and revenue per ton.
  Earnings per ADS of US$1.96 in the first half 2010, which included a US$0.22 after-tax non-cash foreign exchange gain per ADS on Ternium’s Mexican subsidiary’s US dollar denominated net debt.
  Positive free cash flow 5 of US$382.2 million in the first half 2010.
  Collection of US$563.4 million in connection with the transfer of the Sidor shares to Venezuela.

Ternium’s operating income in the first half 2010 was US$652.7 million, compared to a US$78.6 million operating loss in the first half 2009.  The increase was mainly due to an additional 915,000 tons in shipments and US$139 in revenue per ton.  Shipments and revenue per ton in the first half of 2009 were significantly impacted by the global economic downturn during the period.

Net income was US$475.8 million in the first half 2010, relatively stable compared to net income in the first half 2009, mainly due to a US$731.3 million increase in operating income that was mostly offset by the lack of discontinued operations results in the first half 2010 compared to a US$428.0 million discontinued operations gain in the first half 2009 related to the transfer of the Sidor shares to Venezuela and a US$304.9 million change in income tax results.

4  EBITDA in the first half 2010 equals operating income of US$652.7 million plus depreciation and amortization of US$185.3 million.

5  Free cash flow in the first half 2010 equals net cash provided by operating activities of US$532.3 million less capital expenditures of US$150.1 million.

Corporate reorganization in light of the impending termination of Luxembourg's 1929 holding company regime

The Company was established as a société anonyme holding under Luxembourg’s 1929 holding company regime.  1929 holding companies are exempt from Luxembourg corporate and withholding tax over dividends distributed to holders of shares and ADSs.  These benefits will terminate effective December 31, 2010.  On January 1st, 2011, the Company will become an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company will be subject to all applicable Luxembourg taxes, including, among others, corporate income tax on its worldwide income, and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends from high income tax subsidiaries will continue to be tax-exempt under Luxembourg's participation exemption.

At its August 3, 2010 meeting, the Company’s board of directors approved a multi-step corporate reorganization plan.  This reorganization, which is expected to be completed prior to year-end, will include the contribution of all of the Company’s assets and liabilities to a wholly-owned Luxembourg subsidiary and the restructuring of holdings in certain subsidiaries.  Following the completion of the reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company will record a special reserve for tax purposes in a significant amount.  The Company expects that its current overall tax burden will not increase and that any potential future dividend distributions out of such special reserve should be exempt from Luxembourg withholding tax.

Outlook

Ternium expects the business recovery underway in the NAFTA region to moderate from its year-to-date pace during the remainder of the year, leading to a stabilization of the company’s shipment levels in the region.  The company also anticipates that shipments in the South & Central America Region will remain relatively stable through the end of the year. Ternium expects a decrease in operating margin in the second half 2010 compared to the second quarter 2010 mainly as a result of higher raw material costs.

Analysis of Second quarter 2010 Results

Net income attributable to Ternium’s equity holders in the second quarter 2010 was US$187.6 million, compared to US$562.8 million in the second quarter 2009.  Including minority interest, net income for the second quarter 2010 was US$230.7 million, compared to US$584.7 million in the second quarter 2009.  Earnings per ADS for the second quarter 2010 were US$0.94, compared to US$2.81 in the second quarter 2009.

Net sales in the second quarter 2010 were US$1.9 billion, 69% higher than net sales in the second quarter 2009.  Shipments of flat and long products were 2.0 million tons during the second quarter 2010, an increase of 34% compared to shipments in the second quarter 2009, mainly due to an increase in demand in Ternium’s main steel markets.  Revenue per ton shipped was US$924 in the second quarter 2010, an increase of 27% compared to the same quarter in 2009, mainly as a result of higher prices in all of Ternium’s regions.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	2Q 2010	2Q 2009	Dif.	2Q 2010	2Q 2009	Dif.	2Q 2010	2Q 2009	Dif.

South & Central America	726.7	368.9	97%	726.6	424.2	71%	1,000	870	15%
North America	929.4	557.8	67%	972.6	765.5	27%	956	729	31%
Europe & other	5.7	45.7		9.0	77.5		628	590
Total flat products	1,661.7	972.4	71%	1,708.2	1,267.1	35%	973	767	27%

South & Central America	41.1	13.4	207%	64.5	31.5	105%	638	425	50%
North America	172.3	118.6	45%	255.4	220.6	16%	675	538	25%
Europe & other	1.4	0.0		2.6	0.0		551	717
Total long products	214.9	132.0	63%	322.5	252.2	28%	666	524	27%

Total flat and long products	1,876.6	1,104.4	70%	2,030.7	1,519.3	34%	924	727	27%

Other products (1)	50.0	35.9	39%

Total Net Sales	1,926.6	1,140.3	69%
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the second quarter 2010 were US$1.7 billion, an increase of 71% compared with the same quarter in 2009.  Net sales increased as a result of higher shipments and revenue per ton.  Shipments of flat products were 1.7 million tons in the second quarter 2010, an increase of 35% compared with the same period in 2009, mainly due to an increase in demand in Ternium’s main steel markets.  Revenue per ton shipped increased 27% to US$973 in the second quarter 2010 compared with the same period in 2009, mainly due to higher prices in the North America and South & Central America regions.

Sales of long products were US$214.9 million in the second quarter 2010, an increase of 63% compared to the same period in 2009 mainly due to higher shipments and revenue per ton.  Shipments of long products totaled 323,000 tons in the second quarter 2010, a 28% increase versus the same quarter in 2009 due to higher demand in Ternium’s main steel markets.  Revenue per ton shipped was US$666 in the second quarter 2010, an increase of 27% compared to the second quarter 2009, mainly due to higher prices in the North America and South & Central America regions.

Sales of other products totaled US$50.0 million during the second quarter 2010, compared to US$35.9 million during the second quarter 2009.  The increase was mainly driven by higher iron ore shipments and prices.

Sales of flat and long products in the North America Region were US$1.1 billion in the second quarter 2010, an increase of 63% versus the same period in 2009, due to higher shipments and revenue per ton.  Shipments in the region totaled 1.2 million tons during the second quarter 2010, or 25% higher than in the same period in 2009 as a result of higher demand.  Revenue per ton shipped in the region increased 31% to US$897 in the second quarter 2010 over the same quarter in 2009, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were US$767.8 million during the second quarter 2010, an increase of 101% versus the same period in 2009.  This increase was due to higher shipments and revenue per ton.  Shipments in the region totaled 791,000 tons during the second quarter 2010, or 74% higher than in the second quarter 2009, due to higher steel demand in the region.  Revenue per ton shipped was US$971 in the second quarter 2010, an increase of 16% compared to the same quarter in 2009, mainly due to higher prices.

Cost of sales totaled US$1.4 billion in the second quarter 2010 compared to US$1.0 billion in the second quarter 2009.  Cost of sales increased mainly due to higher shipments, as cost per ton remained relatively stable as a result of lower raw material costs offset by higher maintenance and labor costs.

Selling, General & Administrative (SG&A) expenses in the second quarter 2010 were US$168.2 million, or 9% of net sales, compared with US$143.0 million, or 13% of net sales, in the second quarter 2009.  The US$25.2 million increase in the second quarter 2010 compared to the second quarter 2009 was mainly due to higher freight expenses related to higher shipment levels and higher taxes as a result of an increase in activity.

Operating income in the second quarter 2010 was US$359.2 million, or 19% of net sales, compared with an operating loss of US$52.1 million in the second quarter 2009.

EBITDA in the second quarter 2010 was US$453.2 million, or 23.5% of net sales, compared with US$43.4 million, or 3.8% of net sales, in the second quarter 2009.

Net financial results were a US$31.0 million loss in the second quarter 2010, compared with a US$254.0 million gain in the second quarter 2009.  During the second quarter 2010, Ternium’s net interest expenses totaled US$14.7 million, a decrease of US$12.2 million compared to the second quarter 2009, mainly due to lower indebtedness.

Net foreign exchange result was a loss of US$32.8 million in the second quarter 2010 compared to a gain of US$219.1 million in the same period in 2009.  The second quarter 2010 loss was primarily due to the impact of the Mexican Peso’s 2% devaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$17.8 million in the second quarter 2010 compared to US$57.1 million in the second quarter 2009.  These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Income tax expense for the second quarter 2010 was US$96.9 million, or 30% of income before income tax, discontinued operations and minority interest, compared with an income tax expense of US$45.4 million in the same period in 2009, or 22% of income before income tax, discontinued operations and minority interest.

There were no results of discontinued operations in the second quarter 2010, while the second quarter 2009 included a US$428.0 million discontinued operations gain in connection with the transfer of Sidor shares on May 7, 2009.

Income attributable to minority interest for the second quarter 2010 was US$43.0 million, compared to US$21.9 million in the second quarter 2009, mainly attributable to a higher result attributable to minority interest in Siderar.

Analysis of First Half 2010 Results

Net income attributable to the Company’s equity holders in the first half 2010 was US$392.9 million, compared to US$469.6 million in the first half 2009.  Including minority interest, net income in the first half 2010 was US$475.8 million, compared to US$467.7 million in the first half 2009.  Earnings per ADS were US$1.96 in the first half 2010, compared to US$2.34 in the first half 2009.

Net sales in the first half 2010 were US$3.6 billion, 55% higher than net sales in the first half 2009.  Shipments of flat and long products were 3.9 million tons during the first half 2010, up 30% compared to shipment in the first half 2009, mainly due to an increase in demand in Ternium’s main steel markets.  Revenue per ton shipped was US$883 in the first half 2010, a 19% increase compared to the same period in 2009, mainly as a result of higher prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	1H 2010	1H 2009	Dif.	1H 2010	1H 2009	Dif.	1H 2010	1H 2009	Dif.

South & Central America	1,312.0	726.9	80%	1,355.2	787.8	72%	968	923	5%
North America	1,764.1	1,103.3	60%	1,963.3	1,469.5	34%	899	751	20%
Europe & other	12.7	139.0		21.6	248.4		588	560
Total flat products	3,088.8	1,969.2	57%	3,340.1	2,505.7	33%	925	786	18%

South & Central America	69.3	24.8	180%	121.2	54.6	122%	572	453	26%
North America	316.4	253.4	25%	474.3	460.0	3%	667	551	21%
Europe & other	1.8	2.0		3.3	3.0		549	667
Total long products	387.5	280.2	38%	598.7	517.7	16%	647	541	20%

Total flat and long products	3,476.3	2,249.4	55%	3,938.8	3,023.3	30%	883	744	19%

Other products (1)	100.9	65.6	54%

Total Net Sales	3,577.2	2,314.9	55%
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the first half 2010 totaled US$3.1 billion, a 57% increase compared to the first half 2009.  Net sales increased as a result of higher shipments and revenue per ton.  Shipments of flat products totaled 3.3 million tons in the first half 2010, an increase of 33% compared to the same period in 2009 mainly due to an increase in demand in Ternium’s main steel markets.  Revenue per ton shipped increased 18% to US$925 in the first half 2010 compared with the same period in 2009, mainly due to higher steel prices.

Sales of long products were US$387.5 million in the first half 2010, an increase of 38% compared to the same period in 2009, mainly due to higher volumes and prices.  Shipments of long products totaled 599,000 tons in the first half 2010, a 16% increase versus the first half 2009, due mainly to higher shipments in the South & Central America Region.  Revenue per ton shipped was US$647 in the first half 2010, a 20%increase compared to the first half 2009, mainly due to higher steel prices.

Sales of other products totaled US$100.9 million during the first half 2010, compared to US$65.6 million during the first half 2009.  The increase was mainly driven by higher iron ore shipments and prices.

Sales of flat and long products in the North America Region were US$2.1 billion in the first half 2010, an increase of 53% versus the same period in 2009 due to higher shipments and prices.  Shipments in the region totaled 2.4 million tons during the first half 2010, or 26% higher than in the same period in 2009, as a result of higher demand in the region’s main markets.  Revenue per ton shipped in the region increased 21% to US$854 in the first half 2010 over the same period in 2009, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were US$1.4 billion during the first half 2010, an increase of 84% versus the same period in 2009, due to higher shipments and prices.  Shipments in the region totaled 1.5 million tons during the first half 2010, or 75% higher than in the first half 2009, due to the higher overall steel demand in the region.  Revenue per ton shipped was US$936 in the first half 2010, an increase of 5% compared to the same period in 2009, mainly due to higher prices.

Cost of sales was US$2.6 billion in the first half 2010 compared to US$2.1 billion in the first half 2009.  Cost of sales increased mainly as a result of higher shipments, partially offset by lower cost per ton.  Cost per ton in the first half 2010 decreased compared to the first half 2009 mainly due to lower raw material costs, partially offset by increases in labor, maintenance and energy costs.

Selling, General and Administrative (SG&A) expenses in the first half 2010 were US$312.5 million, or 9% of net sales, compared with US$279.2 million, or 12% of net sales, in the first half 2009.  The US$33.4 million increase in SG&A was mainly due to higher freight expenses related to higher shipment levels, labor costs and taxes as a result of an increase in activity, partially offset by lower personnel reduction charges.

Operating income in the first half 2010 was US$652.7 million, or 18.2% of net sales, compared to an operating loss of US$78.6 million in the first half 2009.

EBITDA in the first half 2010 was US$838.0 million, or 23.4% of net sales, compared to US$138.3 million, or 6.0% of net sales, in the first half 2009.

Net financial results were a US$77.7 million gain in the first half 2010, compared with a $66.4 million gain in the first half 2009.  During the first half 2010, Ternium’s net interest expenses totaled US$29.4 million, compared to US$49.5 million in the first half 2009 mainly as a result of lower indebtedness and cost of debt.

Net foreign exchange result was a gain of US$68.2 million in the first half 2010 compared to a gain of US$58.5 million in the same period in 2009.  The first half 2010 gain was primarily due to the impact of the Mexican Peso’s 3% devaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$45.1 million in the first half 2010, compared to US$57.1 million in the first half 2009.  These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Income tax expense for the first half 2010 was US$253.7 million, or 35% of income before income tax and minority interest, compared with an income tax benefit of US$51.2 million in the first half 2009.  The first half 2009 result included a non-recurring gain of US$35.4 million due to a favorable resolution on a tax-related dispute in Mexico.

There were no results of discontinued operations in the first half 2010, while the first half 2009 included a US$428.0 million gain in connection with the transfer of Sidor shares on May 7, 2009.

Income attributable to minority interest in the first half 2010 was US$82.9 million, compared to a loss attributable to minority interest of US$2.0 million in the first half 2009 mainly due to a higher result attributable to minority interest in Siderar and Ternium Mexico.

Cash Flow and Liquidity

Net cash provided by operating activities in the first half 2010 was US$532.3 million, compared to US$805.9 million in the first half 2009.  While operating results were US$731.3 million higher in the first half 2010 compared to the first half 2009, there was a US$226.9 million increase in working capital in the first half 2010 compared with a US$779.5 million decrease in the first half 2009.  The increase in working capital in the first half 2010 resulted mainly from an increase of US$271.9 million in inventory, mainly as a result of higher volume and prices of goods in process, raw materials and finished goods.  In the first half 2009, working capital decreased by US$779.5 million mainly due to a US$621.7 million inventory reduction principally as a result of a lower volume of finished goods, goods in process and raw materials, as Ternium implemented a de-stocking process in response to lower demand for steel products, and lower costs.

Capital expenditures in the first half 2010 were US$150.1 million, compared to US$110.7 million in the first half 2009.  Capital expenditures during the first half 2010 were, among other projects, mainly related to the relining of a blast furnace, the expansion of the hot strip mill and enhancements in the coking facilities in Argentina, and the upgrading of a cold strip mill and the development of Ternium’s mining activities in Mexico.

In the first half 2010, Ternium had a free cash flow6 of US$382.2 million, compared to a free cash flow of US$695.2 million in the first half 2009.  In addition, proceeds from the transfer of shares of Sidor to Venezuela totaled US$563.4 million in the 2010 period.  Ternium’s net repayment of borrowings in the first half 2010 was US$285.9 million, mostly related to the scheduled repayments of Ternium Mexico’s outstanding debt, while dividends paid in cash to shareholders and minority shareholders totaled US$138.5 million in the same period.

Net cash provided by operating activities in the second quarter 2010 was US$219.1 million, compared to US$396.6 million in the second quarter 2009.  While operating income in the second quarter 2010 was US$411.3 million higher than in the second quarter 2009, there was a US$203.9 million increase in working capital in the second quarter 2010 compared to a US$408.2 million reduction in the second

6 Free cash flow for the first half 2010 equals net cash provided by operating activities of US$532.3 million less capital expenditures of US$150.1 million, while free cash flow for the first half 2009 equals net cash provided by operating activities of US$805.9 million less capital expenditures of US$110.7 million.

quarter 2009.  The increase in working capital in the second quarter 2010 resulted mainly from an increase of US$272.9 million in inventory, mainly as a result of higher volume and prices of goods in process, raw materials, slabs and finished goods.  In the second quarter 2009, working capital decreased mainly as a result of an inventory reduction, as Ternium implemented a de-stocking process in response to lower demand for steel products, and lower costs.

Capital expenditures in the second quarter 2010 were US$95.5 million, compared to US$42.4 million in the second quarter 2009.

In the second quarter 2010, Ternium had a positive free cash flow7 of US$123.6 million compared to positive free cash flow of US$354.2 million in the second quarter 2009.  In addition, proceeds from the transfer of shares of Sidor to Venezuela totaled US$263.2 million in the second quarter 2010, compared to US$400 million in the second quarter 2009.

Ternium’s net proceeds from borrowings in the second quarter 2010 were US$3.1 million, while dividends paid in cash to shareholders and minority shareholders totaled US$138.5 million in the same period.  As of June 30, 2010, Ternium’s net cash position was US$0.6 billion.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately nine million tons of finished steel products.  More information about Ternium is available at www.ternium.com.

7 Free cash flow in the second quarter 2010 equals net cash provided by operating activities of US$219.1 million less capital expenditures of US$95.5 million, while free cash flow in the second quarter 2009 equals net cash provided by operating activities of US$396.6 million less capital expenditures of US$42.4 million.

Consolidated income statement

US$ million	2Q 2010	2Q 2009	Dif.	1H 2010	1H 2009	Dif.
Net sales	1,926.6	1,140.3	786.3	3,577.2	2,314.9	1,262.3
Cost of sales	(1,399.0)	(1,048.7)	(350.3)	(2,612.6)	(2,093.3)	(519.4)
Gross profit	527.7	91.6	436.1	964.6	221.7	742.9
Selling, general and administrative expenses	(168.2)	(143.0)	(25.2)	(312.5)	(279.2)	(33.4)
Other operating (expenses) income, net	(0.3)	(0.7)	0.4	0.6	(21.1)	21.7
Operating income (loss)	359.2	(52.1)	411.3	652.7	(78.6)	731.3

Interest expense	(18.5)	(32.1)	13.7	(37.4)	(59.8)	22.5
Interest income	3.8	5.3	(1.5)	7.9	10.4	(2.4)
Interest income - Sidor financial asset	17.8	57.1	(39.3)	45.1	57.1	(12.0)
Other financial (expenses) income, net	(34.2)	223.8	(257.9)	62.1	58.7	3.3

Equity in (losses) earnings of associated companies	(0.7)	0.1	(0.8)	(0.9)	0.7	(1.5)
Income (Loss) before income tax expense	327.6	202.0	125.5	729.5	(11.5)	741.0
Income tax (expense) benefit	(96.9)	(45.4)	(51.5)	(253.7)	51.2	(304.9)
Discontinued operations	-	428.0	(428.0)	-	428.0	(428.0)
Net income for the period	230.7	584.7	(354.0)	475.8	467.7	8.1

Attributable to:
Equity holders of the Company	187.6	562.8	(375.2)	392.9	469.6	(76.8)
Non-controlling interests	43.0	21.9	21.2	82.9	(2.0)	84.9
	230.7	584.7	(354.0)	475.8	467.7	8.1

Consolidated balance sheet

US$ million	June 30, 2010	December 31, 2009

Property, plant and equipment, net	4,065.5	4,040.4
Intangible assets, net	1,094.8	1,085.4
Investment in associated companies	5.7	6.6
Other investments, net	37.0	16.4
Receivables, net	67.2	101.3
Total non-current assets	5,270.1	5,250.1

Receivables	89.9	136.3
Derivative financial instruments	0.0	1.6
Inventories, net	1,630.5	1,350.6
Trade receivables, net	705.3	437.8
Sidor financial asset	446.0	964.4
Other investments	6.6	46.8
Cash and cash equivalents	2,637.2	2,095.8
Total current assets	5,515.6	5,033.3

Non-current assets classified as held for sale	10.0	9.2

Total assets	10,795.6	10,292.7

Shareholders' equity	5,611.2	5,296.3
Non-controlling interests	996.3	964.9

Non-controlling interests & shareholders' equity	6,607.5	6,261.2

Provisions	16.3	18.9
Deferred income tax	853.9	857.3
Other liabilities	197.6	176.6
Trade payables	1.0	-
Derivative financial instruments	30.2	32.6
Borrowings	1,536.1	1,787.2
Total non-current liabilities	2,635.2	2,872.7

Current tax liabilities	257.5	103.2
Other liabilities	112.2	57.0
Trade payables	632.1	413.0
Derivative financial instruments	42.6	46.1
Borrowings	508.7	539.5
Total current liabilities	1,552.9	1,158.8

Total liabilities	4,188.1	4,031.4

Total liabilities, non-controlling interests & shareholders' equity	10,795.6	10,292.7

Consolidated cash flow statement

US$ million	2Q 2010	2Q 2009	Dif.	1H 2010	1H 2009	Dif.

Net income from continuing operations	230.7	156.7	74.0	475.8	39.6	436.1
Adjustments for:
Depreciation and amortization	94.0	95.5	(1.5)	185.3	189.9	(4.6)
Equity in losses (earnings) of associated companies	0.7	(0.1)	0.8	0.9	(0.7)	1.5
Changes in provisions	2.1	3.7	(1.5)	4.1	2.5	1.6
Net foreign exchange results and others	50.8	(225.4)	276.2	(31.6)	(51.7)	20.1
Interest accruals less payments	10.0	13.1	(3.1)	0.4	22.8	(22.4)
Interest income - Sidor financial asset	(17.8)	(57.1)	39.3	(45.1)	(57.1)	12.0
Income tax accruals less payments	52.6	2.0	50.6	169.4	(146.0)	315.4
Impairment charge	-	-	-	-	27.0	(27.0)
Changes in working capital	(203.9)	408.2	(612.1)	(226.9)	779.5	(1,006.4)

Net cash provided by operating activities	219.1	396.6	(177.4)	532.3	805.9	(273.6)

Capital expenditures	(95.5)	(42.4)	(53.2)	(150.1)	(110.7)	(39.4)
Proceeds from sale of property, plant & equipment	0.2	0.3	(0.1)	0.8	0.6	0.2
Acquisition of business	-	-	-	-	(0.2)	0.2
Decrease in Other Investments	-	90.9	(90.9)	19.6	90.0	(70.4)
Proceeds from Sidor financial asset	263.2	400.0	(136.8)	563.4	400.0	163.4

Net cash provided by investing activities	167.8	448.8	(281.0)	433.8	379.8	54.0

Dividends paid in cash and other distributions to company's equity shareholders	(100.2)	-	(100.2)	(100.2)	-	(100.2)
Dividends paid in cash and other distributions to non-controlling interests	(38.3)	-	(38.3)	(38.3)	-	(38.3)
Proceeds from borrowings	10.0	87.8	(77.8)	11.4	162.0	(150.6)
Repayment of borrowings	(6.8)	(200.5)	193.7	(297.3)	(596.4)	299.1

Net cash used in financing activities	(135.4)	(112.7)	(22.7)	(424.4)	(434.4)	10.0

Increase in cash and cash equivalents	251.6	732.7	(481.1)	541.7	751.3	(209.6)

Shipments
Thousand tons	2Q 2010	2Q 2009	1Q 2010	1H 2010	1H 2009

South & Central America	726.6	424.2	628.5	1,355.2	787.8
North America	972.6	765.5	990.8	1,963.3	1,469.5
Europe & other	9.0	77.5	12.6	21.6	248.4
Total flat products	1,708.2	1,267.1	1,631.9	3,340.1	2,505.7

South & Central America	64.5	31.5	56.7	121.2	54.6
North America	255.4	220.6	218.8	474.3	460.0
Europe & other	2.6	0.0	0.7	3.3	3.0
Total long products	322.5	252.2	276.2	598.7	517.7

Total flat and long products	2,030.7	1,519.3	1,908.1	3,938.8	3,023.3

Revenue / ton
US$/ton	2Q 2010	2Q 2009	1Q 2010	1H 2010	1H 2009

South & Central America	1,000	870	931	968	923
North America	956	729	843	899	751
Europe & other	628	590	559	588	560
Total flat products	973	767	874	925	786

South & Central America	638	425	498	572	453
North America	675	538	658	667	551
Europe & other	551	717	540	549	667
Total long products	666	524	625	647	541

Total flat and long products	924	727	838	883	744

Net Sales
US$ million	2Q 2010	2Q 2009	1Q 2010	1H 2010	1H 2009

South & Central America	726.7	368.9	585.3	1,312.0	726.9
North America	929.4	557.8	834.8	1,764.1	1,103.3
Europe & other	5.7	45.7	7.1	12.7	139.0
Total flat products	1,661.7	972.4	1,427.1	3,088.8	1,969.2

South & Central America	41.1	13.4	28.2	69.3	24.8
North America	172.3	118.6	144.1	316.4	253.4
Europe & other	1.4	0.0	0.4	1.8	2.0
Total long products	214.9	132.0	172.7	387.5	280.2

Total flat and long products	1,876.6	1,104.4	1,599.7	3,476.3	2,249.4

Other products (1)	50.0	35.9	50.9	100.9	65.6

Total net sales	1,926.6	1,140.3	1,650.6	3,577.2	2,314.9
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.